

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

June 25, 2009

Brian Roberts
Chief Executive Officer
Cormac Mining Inc.
936 West 14th Avenue
Vancouver, BC
Canada V5Z 1R4

>    **Re:    Cormac Mining Inc.**
>    **Post-Effective Amendment No. 1 to Form S-1**
>    **Filed June 4, 2009**
>    **File No. 333-153140**
>
>    **Form 10-K for the Fiscal Year Ended December 31, 2008**
>    **Filed March 31, 2009**
>    **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>    **Filed May 15, 2009**
>    **File No. 0-53613**

Dear Mr. Roberts:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1

General

1. We note your references in various places throughout your prospectus to a 270 day offering period. However, it is unclear whether you are referring to the 270 day period following the

effective date of your original S-1 or the effective date of this post-effective amendment. Please revise to clarify whether you are extending the offering period an additional 270 days.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 35

2. We note that you have concluded that internal control over financial reporting was not effective at December 31, 2008. Please revise to disclose the following:

- When the material weaknesses were identified, by whom they were identified, and when the material weaknesses first began; and

- The impact of the material weaknesses on your financial reporting and the control environment; management's current plans, if any, to remediate the weaknesses; and any costs associated with remediation steps.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

3. Revise this section to describe the several material "deficiencies" identified in connection with your evaluation of your disclosure controls and procedures as material "weaknesses."

4. Explain in sufficient detail the basis for your officer's conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. See Item 308(a)(3) of Regulation S-K. In addition, revise to disclose the specific steps that the company has taken, if any, to remediate these deficiencies as well as any costs associated with remediation steps.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director